EXHIBIT A

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(English Language Translation)

January 29, 2021

To Whom It May Concern:

Company Name BeNEXT Group Inc.
Representative Name	President and Representative Director
Yutaka Nishida
(Code: 2153, First Section of the Tokyo Stock Exchange)
Contact Person Director Hiroshi Sato
(+81-3-5777-7727)

Company Name YUMESHIN HOLDINGS Co.,Ltd.
Representative Name	President and Representative Director
Daio Sato
(Code: 2362, JASDAQ)
Contact Person Director Yoshiyasu Fujii
(+81-3-6859-5719)

Notice Concerning Execution of Merger Agreement

between BeNEXT Group Inc. and YUMESHIN HOLDINGS Co.,Ltd.

We hereby announces that BeNEXT Group Inc. (hereinafter referred to as “BeNEXT Group”) and YUMESHIN HOLDINGS Co.,Ltd. (hereinafter referred to as “YUMESHIN HD”) resolved today at the meetings of the Board of Directors of each company, with April 1, 2021 (scheduled) as the effective date, to integrate the management of both companies under a spirit of equality (hereinafter referred to as “Management Integration”), and entered into a merger agreement concerning an absorption-type merger (hereinafter referred to as “Merger”) in which BeNEXT Group Inc. will become the company surviving the merger and YUMESHIN HD will become the company absorbed in the merger (hereinafter referred to as “Merger Agreement”), as follows: At the same time, the company name of BeNEXT Group Inc. is scheduled to be changed to “BeNext-Yumeshin Group Co.”.

The Management Integration is subject to the approval at the general meeting of shareholders of both companies.

Prior to the effective date of the Merger (scheduled for April 1, 2021), common stock of YUMESHIN HD is scheduled to be delisted from Tokyo Stock Exchange, Inc. (hereinafter referred to as “Tokyo Stock Exchange”) as of March 30, 2021 (the final trading day is March 29, 2021).

1.	Objectives, etc. of the Management Integration

(1)	Background of the Management Integration

While competition for hiring has intensified due to the increasing need for companies to secure human resources as the working-age population declines and ages, the Japanese temporary staffing industry, in particular the temporary engineer staffing market, has seen significant growth in recent years due to the transition to a society that allows diverse work styles and the provision of opportunities for engineers to advance their careers in a new style, where they can acquire a high level of expertise in a specific field while gaining experience at multiple companies. Especially, with the aim of strengthening the supply of human resources to the IT industry, which is in high demand in recent years, this market is rapidly expanding, helping to eliminate the mismatch between the skill sets of the current productive population and the necessary human resources through human resource retraining.

In this business environment, in order to continue creating chances to take “next step”, BeNEXT Group has been operating its business under the corporate philosophy of “A world, forge career and drive change” and YUMESHIN HD has been operating its business under the corporate philosophy of “Create excellent employment opportunities for everyone. Give joy by making dreams come true through work. Continue to be an educational institution for working adults”, aiming to contribute to the realization of the joy of working people and social development through the creation of chances to work in the jobs they desire.

Due in part to the affinity of the two companies’ corporate philosophies described above, as a result of repeated discussions between the two companies since November last year on the possibility of Management Integration, the two companies have reached a final agreement that the best course of action is to execute the Management Integration under a spirit of equality between the two companies, since two companies believe that the establishment of a stable financial base and economies of scale in management will contribute to the provision of a better working environment for employees and the improvement of the satisfaction of client companies.

(2)	Objectives of the Management Integration

The two companies will proceed with the Management Integration with the aim of realizing the integration effects based on “Expansion of Business Domain”, “Strengthening Recruitment and Human Resource Development Capabilities, etc.” and “Strengthening the Financial Base”.

(i) Expansion of Business Domain

While BeNEXT Group and YUMESHIN HD both belong to the same engineer temporary staffing industry, they have different characteristics. BeNEXT Group is mainly engaged in the dispatch of a wide range of engineers for design and development in the mechanical, electrical and electronic engineering fields, as well as manufacturing dispatch and overseas staffing services in the UK and other countries. In recent years, BeNEXT Group has been focusing on the recruitment and training of IT engineers in response to the growing need for human resources in the IT field. On the other hand, YUMESHIN HD has the largest share in the construction engineer staff market in Japan, mainly by way of dispatching construction management engineers. In recent years, YUMESHIN HD has been expanding its temporary staffing and contracting business in the same fields as BeNEXT Group’s engineer staffing business, particularly in the IT field, and has been strengthening its engineer training system.

The two companies have almost no overlap in clients in their core businesses, and we believe that the business portfolio of the two companies will be strengthened in a well-balanced manner through the Management Integration. In addition, in the IT field, which is expected to expand in the future, we will be able to respond to client needs in a broad and speedy manner by expanding the scale of our business, which is an ideal combination for future business growth, and we believe that the Management Integration will enable us to develop into an even more prominent company in the engineer temporary staffing industry. Furthermore, through the expansion of our business domain, we aim to become a company that can provide employees with a variety of opportunities and possibilities for their career growth.

(ii) Strengthening Recruitment and Human Resource Development Capabilities, etc.

In the engineer temporary staffing industry, some companies have strength in hiring and dispatching experienced engineers, but both BeNEXT Group and YUMESHIN HD focus on hiring inexperienced workers and providing career advancement opportunities for them, and therefore have a high affinity for know-how in recruiting and education. Further, through the Management Integration, the knowledge and experience of both companies will be combined, and the know-how of improving the skills of dispatched employees through training and skill improvement at the client company will be shared with each other, which will lead to further strengthening of human resource development capabilities. Furthermore, in terms of recruiting, we expect to further strengthen our recruiting capabilities such as by expanding the scale of the company through the Management Integration, and aim to provide workplaces where employees can work with greater peace of mind by sharing the know-how of both companies and further strengthening management such as by expanding the human resources.

(3)	Strengthening the Financial Base

Through the Management Integration, we will be able to expand our corporate scale and improve our creditworthiness, thereby strengthening our financial base and establishing a structure that can respond to further large-scale industry restructuring.

2.	Summary of the Management Integration

(1)	Schedule of the Management Integration

Date of Resolution of the Board of Directors	January 29, 2021

Execution Date of Agreement	January 29, 2021

Date of Public Notice of Record Date for Extraordinary General Meeting of Shareholders	January 29, 2021 (scheduled)

Record Date for Extraordinary General Meeting of Shareholders	February 15, 2021 (scheduled)

Date of Resolution of Extraordinary General Meeting of Shareholders	March 26, 2021 (scheduled)

Last Trading Day (YUMESHIN HD)	March 29, 2021 (scheduled)

Date of Delisting (YUMESHIN HD)	March 30, 2021 (scheduled)

Effective Date of the Merger	April 1, 2021 (scheduled)

(2)	Method of the Management Integration

The merger will be executed in the form of an absorption-type merger, with BeNEXT Group as the company surviving the merger and YUMESHIN HD as the company absorbed in the merger.

(3)	Details of the Allotment pertaining to the Merger

	BeNEXT Group (Company Surviving the Absorption-Type Merger)	YUMESHIN HD (Company Absorbed in the Absorption- Type Merger)
Allotment Ratio pertaining to the Merger	1	0.63

(Note 1) Allotment	ratio pertaining to the Merger (hereinafter referred to as “Merger Ratio”)

Per share of YUMESHIN HD, 0.63 shares of BeNEXT Group will be allotted and delivered. However, 3,051,331 shares of treasury stock (as of December 31, 2020) held by YUMESHIN HD will not be allotted through the Merger.

(Note 2) The	number of shares of BeNEXT Group to be delivered through the Merger: Common stock: 47,760,683 shares (scheduled)

The above number of shares to be delivered may be amended in the event of any change, etc. in the number of shares of treasury stock of YUMESHIN HD by the time immediately prior to the effective date of the Merger due to the exercise, etc. of the right to request the purchase of shares by the shareholders of YUMESHIN HD.

In addition, BeNEXT Group assumes that it will appropriate 1,569 shares of its treasury stock (as of December 31, 2020) to the allotment of shares through the Merger, and will issue additional common stock for the remaining number.

(Note 3) Handling	of Shares Less than One Unit

Shareholders of YUMESHIN HD who will hold shares less than one unit (less than 100 shares) of BeNEXT Group as a result of the Merger will be able to use the following system regarding BeNEXT Group and trade in shares less than one unit that are handled by some securities companies. Shares less than one unit cannot be sold on the financial instruments exchange market.

(1) Additional Purchase of Shares Less than One Unit (additional purchase to one unit (100 shares))

It is a system where shareholders holding shares less than one unit of BeNEXT Group may request that BeNEXT Group sell a number of shares of BeNEXT Group stock that, together with their own shares less than one unit, will constitute one unit (100 shares), and may purchase additional shares in accordance with the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of BeNEXT Group.

*The provision concerning the additional purchase system for shares less than one unit in the Articles of Incorporation of BeNEXT Group is scheduled to be added upon approval of a proposal for partial amendment of the Articles of Incorporation including the establishment of such provision at the general meeting of shareholders of BeNEXT Group scheduled to be held on March 26, 2021.

(2) Purchase System for Shares Less than One Unit (sale of shares less than one unit (100 shares))

It is a system in which the shareholders who hold shares less than one unit of BeNEXT Group may request that BeNEXT Group purchase their shares less than one unit in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.

(Note 4) Processing	of Fractions of Less than One Share

Shareholders of YUMESHIN HD, to whom fractional shares less than one share of BeNEXT Group stock will be allotted as a result of the Merger, will be paid in cash in the amount corresponding to the fraction of less than one share in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Associated with the Merger

With respect to the stock acquisition rights already issued by YUMESHIN HD and the stock acquisition rights to be issued on February 8, 2021 (for details, please see YUMESHIN HD’s “Notice of Issuance of Stock Acquisition Rights for Subscription (Performance-linked Stock Acquisition Rights)” dated November 20, 2020), BeNEXT Group will, in consideration of the details of each stock acquisition right and the Merger Ratio, allot and deliver to each stock acquisition right holder the stock acquisition rights of BeNEXT Group subject to substantially the same terms and conditions in the number of shares that are the object of the stock acquisition rights adjusted in accordance with the Merger Ratio. YUMESHIN HD has not issued any bonds with stock acquisition rights.

(5)	Dividends of Surplus

BeNEXT Group has agreed that under the Merger Agreement, BeNEXT Group may distribute dividends of surplus to shareholders or registered pledgees of shares listed or recorded in the final register of shareholders as of December 31, 2020, up to a maximum of 17 yen per share and a maximum of 729,744,227 yen in total, respectively. In addition, BeNEXT Group and YUMESHIN HD have agreed in the Merger Agreement that, except as described above, they shall not adopt a resolution to distribute dividends of surplus on or before the effective date of the Merger.

3.	Grounds, etc. for the Details of the Allotment pertaining to the Merger

(1)	Grounds and Reasons for the Details of the Allotment

In order to ensure the fairness and appropriateness of the calculation of the merger ratio to be used in the Merger, BeNEXT Group and YUMESHIN HD respectively requested a third-party appraiser to calculate the merger ratio, and each received a merger ratio calculation document. BeNEXT Group appointed SBI Securities Co., Ltd. (hereinafter referred to as “SBI Securities”) as the third-party appraiser, and YUMESHIN HD appointed Trustees Advisory Co., Ltd. (hereinafter referred to as “Trustees”) as the third-party appraiser.

As a result of careful negotiations and consultations between the two companies regarding the merger ratio, with a reference to the results of the calculations made by the third-party appraisers, based on the results, etc. of the due diligence conducted by each company on the other, and taking into consideration factors such as the financial conditions, asset status, and future outlook of each company, the two companies have concluded that the merger ratio described in “2. Summary of the Management Integration (3) Details of the Allotment pertaining to the Merger” is appropriate and reached an agreement.

The Merger Ratio may be changed upon consultation between the two companies in the event of a material change in the conditions that form the basis of calculation.

(2)	Matters concerning Calculation

(i) Name of the Appraisers and Relationship with the Listed Company and Other Company

SBI Securities, which is the third-party appraiser of BeNEXT Group, is not a related party of BeNEXT Group and YUMESHIN HD and has no material interest in BeNEXT Group and YUMESHIN HD.

Trustees, which is the third-party appraiser of YUMESHIN HD, is not a related party of BeNEXT Group and YUMESHIN HD and has no material interest in BeNEXT Group and YUMESHIN HD.

(ii) Summary of Calculation

To calculate the share values of both companies, SBI Securities used the market price method since the stock of both companies has a market price and the comparable companies analysis method since there are multiple listed comparable companies that are comparable to both companies and it is possible to infer their share value by similarity comparison, and in addition, for the purpose of reflecting the status of future business activities of both companies in the calculation, used the discounting cash flow method (hereinafter referred to as “DCF method”), which is a valuation method to calculate the share value by discounting free cash flows expected to be generated in the future to the present value at a certain discount rate based on the future earnings of both companies.

The results of calculation of the merger ratio by each method assuming that BeNEXT Group’s share value per share is one (1) are as follows:

Method Used		Calculation Range of Merger Ratio
BeNEXT Group	YUMESHIN HD

Market price method	Market price method	0.55~0.63

Comparable companies analysis method	Comparable companies analysis method	0.58~0.67

DCF method	DCF method	0.53~0.72

Under the market price method, SBI Securities performed the calculation based on the closing price of the common stock of BeNEXT Group and YUMESHIN HD on the calculation base date on the Tokyo Stock Exchange and the simple average of the closing prices of the common stock of BeNEXT Group and YUMESHIN HD for one month, three months and six months up to the calculation base date on the Tokyo Stock Exchange, with the calculation base date being the business day before the date of preparation of calculation document as January 28, 2021 (for BeNEXT Group, calculation base date: 1,266 yen, one month: 1,215 yen, three months: 1,154 yen, six months: 1,146 yen, for YUMESHIN HD, calculation base date: 720 yen, one month: 696 yen, three months: 719 yen, six months: 698 yen).

Under the comparable companies analysis method, SBI Securities performed the calculation with respect to BeNEXT Group, using EV/EBITDA multiples, by selecting TechnoPro Holdings, Inc. and OUTSOURCING Inc., including YUMESHIN HD, as comparable companies among the domestic listed companies engaged in engineer dispatch business, which is BeNEXT Group’s main business considering the comparability in business scale, etc. with BeNEXT Group. With respect to YUMESHIN HD, it performed the calculation, using EV/EBITDA multiples, by selecting TechnoPro Holdings, Inc., OUTSOURCING Inc., MEITEC CORPORATION and Altech Corporation, including BeNEXT Group, as comparable companies among the domestic listed companies engaged in engineer dispatch business, which is YUMESHIN HD’s main business considering the comparability in business scale, etc. with YUMESHIN HD.

Under the DCF method, SBI Securities evaluated the corporate value of BeNEXT Group by discounting the future cash flows based on financial forecast prepared by BeNEXT Group to their present value at a certain discount rate. It used a discount rate of 7.23% to 7.73%, and used the perpetuity growth rate method for calculating the continuous value, and performed the calculation with the perpetuity growth rate as -0.25% to +0.25% under the perpetuity growth rate method. The financial forecast used as the basis for the calculation does not include any fiscal year in which a considerable increase or decrease in profits is expected. The financial forecast has been prepared based on a stand-alone plan. On the other hand, YUMESHIN HD evaluated the corporate value by discounting the future cash flows based on financial forecast prepared by YUMESHIN HD to the present value at a certain discount rate. It used a discount rate of 7.14% to 7.64%, and used the perpetuity growth rate method for calculating the continuous value, and performed the calculation with the perpetuity growth rate as -0.25% to +0.25% under the perpetuity growth rate method. The financial forecast used as the basis for the calculation does not include any fiscal year in which a considerable increase or decrease in profits is expected. The financial forecast has been prepared based on a stand-alone plan.

In principle, SBI Securities has used as is the materials and information provided by BeNEXT Group and YUMESHIN HD and publicly available information with respect to the calculation of the merger ratio, has assumed the accuracy and completeness of all materials and information analyzed and reviewed and there are no facts that may have a material impact on the calculation of the merger ratio that have not been disclosed to SBI Securities, and has not independently verified the accuracy or completeness of such materials and information nor assumed any obligation to do so. SBI Securities has not independently evaluated, appraised or assessed all the assets or liabilities of BeNEXT Group, YUMESHIN HD and their respective affiliates (including, but not limited to, derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities), including the analysis and assessment of individual assets or liabilities, nor has requested any third party to evaluate, appraise or assess them. SBI Securities has assumed that the information related to financial projections provided have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by respective management of BeNEXT Group and YUMESHIN HD and relied on this information without independent verification, with the consent of BeNEXT Group. SBI Securities’ calculation is based on the financial, economic, market and other conditions as of January 28, 2021.

On the other hand, to calculate the share values of both companies, Trustees used the market price method since both companies have market prices and the comparable companies analysis method since there are multiple listed comparable companies that are comparable to both companies and it is possible to infer their share value by similarity comparison., and in addition, for the purpose of reflecting the status of future business activities of both companies in the calculation, used the DCF method, which is a valuation method to calculate the share value by discounting free cash flows expected to be generated in the future to the present value at a certain discount rate based on the future earnings of both companies.

The results of calculation of the merger ratio by each method assuming that BeNEXT Group’s share value per share is one (1) are as follows:

Method Used		Calculation Range of Merger Ratio
BeNEXT Group	YUMESHIN HD
Market price method	Market price method	0.55~0.63

Comparable companies analysis method	Comparable companies analysis method	0.56~0.71

DCF method	DCF method	0.51~0.70

Under the market price method, Trustees performed the calculation based on the closing price of the common stock of BeNEXT Group and YUMESHIN HD on the calculation base date on the Tokyo Stock Exchange and the simple average of the closing prices of the common stock of BeNEXT Group and YUMESHIN HD for one month, three months and six months up to the calculation base date on the Tokyo Stock Exchange, with the calculation base date being the business day before the date of preparation of calculation document as January 28, 2021 (for BeNEXT Group, calculation base date: 1,266 yen, one month: 1,215 yen, three months: 1,154 yen, six months: 1,146 yen, for YUMESHIN HD, calculation base date: 720 yen, one month: 696 yen, three months: 719 yen, six months: 698 yen).

Under the comparable companies analysis method, Trustees performed the calculation with respect to BeNEXT Group, using EV/EBITDA multiples, by selecting TechnoPro Holdings, Inc., Forum Engineering Inc., and COPRO-HOLDINGS. Co., Ltd. as comparable companies among the domestic listed companies engaged in temporary staffing business, which is BeNEXT Group’s main business considering the comparability in business scale, etc. with BeNEXT Group. With respect to YUMESHIN HD, it performed the calculation, using EV/EBITDA multiples, by selecting TechnoPro Holdings, Inc., MEITEC CORPORATION, Altech Corporation and Forum Engineering Inc. as comparable companies among the domestic listed companies engaged in temporary staffing business, which is YUMESHIN HD’s main business considering the comparability, etc. in business scale with YUMESHIN HD.

Under the DCF method, Trustees evaluated the corporate value of BeNEXT Group by discounting the future cash flows based on financial forecast prepared by BeNEXT Group to their present value at a certain discount rate. It used a discount rate of 8.91% to 9.71%, and used the perpetuity growth rate method for calculating the continuous value, and performed the calculation with the perpetuity growth rate as 0.25% to 0.75% under the perpetuity growth rate method. The financial forecast used as the basis for the calculation does not include any fiscal year in which a considerable increase or decrease in profits is expected. The financial forecast has been prepared based on a stand-alone plan. On the other hand, YUMESHIN HD evaluated the corporate value by discounting the future cash flows based on financial forecast prepared by YUMESHIN HD to the present value at a certain discount rate. It used a discount rate of 7.88%~8.48%, and used the perpetuity growth rate method for calculating the continuous value, and performed the calculation with the perpetuity growth rate as 0.25% to 0.75% under the perpetuity growth rate method. The financial forecast used as the basis for the calculation does not include any fiscal year in which a considerable increase or decrease in profits is expected. The financial forecast has been prepared based on a stand-alone plan.

In principle, Trustees has used as is the materials and information provided by BeNEXT Group and YUMESHIN HD and publicly available information with respect to the calculation of the merger ratio, has assumed the accuracy and completeness of all materials and information analyzed and reviewed and there are no facts that may have a material impact on the calculation of the merger ratio that have not been disclosed to SBI Securities, and has not independently verified the accuracy or completeness of such materials and information nor assumed any obligation to do so. Trustees has not independently evaluated, appraised or assessed all the assets or liabilities of BeNEXT Group, YUMESHIN HD and their respective affiliates (including, but not limited to, derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities), including the analysis and assessment of individual assets or liabilities, nor has requested any third party to evaluate, appraise or assess them. Trustees has assumed that the information related to financial projections provided have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by respective management of BeNEXT Group and YUMESHIN HD and relied on this information without independent verification, with the consent of BeNEXT Group. Trustees’ calculation is based on the financial, economic, market and other conditions as of January 1, 2021.

(3)	Likelihood of Delisting and Reasons therefor

Along with the Merger, common stock of YUMESHIN HD will be delisted as of March 30, 2021 pursuant to the delisting standards of the Tokyo Stock Exchange. After the delisting, common stock of YUMESHIN HD will become untradeable on the Tokyo Stock Exchange, but common stock of BeNEXT Group to be allotted to shareholders of YUMESHIN HD as of the effective date of the

Merger is listed on the Tokyo Stock Exchange. Therefore, although some shareholders may receive only allotment of shares less than one unit depending on the number of shares they hold, we believe that the liquidity of the shares will be ensured as shares of one unit or more will continue to be tradable on the Tokyo Stock Exchange. After the effective date of the Merger, common stock of BeNEXT Group will continue to be listed on the First Section of the Tokyo Stock Exchange, which is BeNEXT Group’s current listed market. Shareholders of YUMESHIN HD who will hold shares less than one unit of BeNEXT Group as a result of the Merger will not be able to sell such shares less than one unit on the Tokyo Stock Exchange, but will be able to request the purchase of such shares less than one unit or the sale of the number of shares that will constitute one unit of shares when combined with the number of shares less than one unit held by them (the provision concerning the additional purchase system for shares less than one unit in the Articles of Incorporation of BeNEXT Group is scheduled to be added upon approval of a proposal for partial amendment of the Articles of Incorporation including the establishment of such provision at the general meeting of shareholders of BeNEXT Group scheduled to be held on March 26, 2021.). For details of such handling, please see (Note 3) in “2. Summary of the Management Integration (3) Details of the Allotment pertaining to the Merger” above. For details of handling of fractions less than one share, please see (Note 4) in “2. Summary of the Management Integration (3) Details of the Allotment pertaining to the Merger” above.

Until the final trading day of March 29, 2021 (scheduled), shareholders of YUMESHIN HD will be able to trade their common stock of YUMESHIN HD as usual on the Tokyo Stock Exchange and exercise their legal rights prescribed in the Companies Act and other relevant laws and regulations.

(4)	Measures to Ensure Fairness

From the viewpoint of ensuring the fairness of the merger ratio in the Merger, as stated in the “3. Grounds, etc. for the Details of the Allotment pertaining to the Merger (1) Grounds and Reasons for the Details of the Allotment” above, both companies requested independent third-party appraisers to calculate the merger ratio, negotiated and discussed sincerely based on the results of the calculation, and resolved to execute the Merger based on the Merger Ratio at the meetings of the Board of Directors of both companies held on January 29, 2021.

Neither BeNEXT Group nor YUMESHIN HD has obtained an assessment of the fairness of the merger ratio (fairness opinion) from any of the third-party appraisers.

BeNEXT Group has appointed TMI Associates and YUMESHIN HD has appointed Iwaida Partners as their legal advisors, and have respectively received advice from a legal perspective regarding the method and process, etc. of decision-making of the Board of Directors, including procedures for the Merger. TMI Associates and Iwaida Partners are independent from BeNEXT Group and YUMESHIN HD and have no material interests in BeNEXT Group and YUMESHIN HD.

(5)	Measures to Avoid Conflicts of Interest

Although the capital relationship between BeNEXT Group and YUMESHIN HD is extremely tenuous and does not give rise to any structural conflicts of interest, the following measures have been taken in order to avoid conflicts of interest in addition to the measures described in “(4) Measures to Ensure Fairness” above.

In the resolution of today’s meeting of the Board of Directors of BeNEXT Group, three outside directors and two outside corporate auditors who have no conflicts of interest in the Management Integration were present, and the resolution for the Management Integration was unanimously approved by all of the directors, including the three outside directors.

In addition, in the resolution of today’s meeting of the Board of Directors of YUMESHIN HD, three outside directors and two outside corporate auditors who have no conflicts of interest in the Management Integration were present, and the resolution for the Management Integration was unanimously approved by all of the directors, including the three outside directors.

4.	Outline of Companies Involved in the Management Integration

		Company Surviving the Absorption-Type Merger	Company Absorbed in the Absorption-Type Merger
(1)	Name	BeNEXT Group Inc.	YUMESHIN HOLDINGS Co., Ltd.

(2)	Address	2-14-1 Higashi-shimbashi, Minato-ku, Tokyo, Japan	1-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

(3)	Title and Name of the Representative	President and Representative Director Yutaka Nishida	President and Representative Director Daio Sato

(4)	Business	Temporary staffing business	Temporary staffing business

(5)	Capital	4,372 million yen	829 million yen

(6)	Date of Foundation	August 1997	January 1980

(7)	Number of Issued Shares	42,851,700 shares	78,861,940 shares

(8)	End of Fiscal Year	June 30	September 30

(9)	Number of Employees	18,125 employees (consolidated)	9,848 employees (consolidated)

(10)	Main Clients	None	None

(11)	Main Banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd. Resona Bank, Limited. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. and others

(12)	Major Shareholders and Shareholding Ratios

Hahao Nakayama 19.55%

Amuse Capital, Inc. 19.23%

The Master Trust Bank of Japan, Ltd. (Trust Account) 4.43%

STATE STREET BANK AND TRUST CLIENT OMNIBUS ACCOUNT OMO 02 (Standing Proxy Mizuho Bank, Ltd.) 3.74%

Amuse Capital Investment, Inc. 2.89%

Custody Bank of Japan (Trust Account) 2.79%

Haruki Nakayama 2.6%

BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing Proxy MUFG Bank, Ltd.) 1.72%

Noriyoshi Kabata 1.67%

Masayoshi Katu 1.43%

Sata Sogo Kilaku, Ltd. 14.18%

Yoshiko Sato 12.16%

Custody Bank of Japan (Trust Account) 5.09%

Yoko Yamada 4.05%

Yoshimi Sato 4.05%

Master Trust Bank of Japan (Trust Account) 3.98%

Daio Sato 2.65%

Tsurumaki Shoji, Ltd. 2.04%

Hideki Fukai 1.33%

Masahiro Nomura 0.54%

(13)	Relationship between the Companies Involved

	Capital Relationship	YUMESHIN HD owns 200 shares, which is equivalent to 0.00% of the total outstanding shares of BeNEXT Group (42,851,700 shares).

	Personal Relationship	Not applicable

	Business Relationship	Not applicable

	Status of Relevant Parties	Not applicable

(14)	Operating Results and Financial Position for the Last Three Years

End of Fiscal Year	BeNEXT Group (Consolidated)			YUMESHIN HD (Consolidated)
	Fiscal Year ended on June 30, 2018	Fiscal Year ended on June 30, 2019	Fiscal Year ended on June 30, 2020	Fiscal Year ended on September 30, 2018	Fiscal Year ended on September 30, 2019	Fiscal Year ended on September 30, 2020
						Japanese GAAP	IFRS
Consolidated Net Assets	13,715	15,802	14,765	13,972	11,920	12,089	11,561
Consolidated Total Assets	28,128	31,207	31,730	23,571	28,863	33,838	36,399
Consolidated Net Assets per Share (yen)	320.65	364.26	341.89	172.61	155.75	159.34	N/A
Consolidated Net Sales	65,363	81,596	81,755	40,419	52,505	58,669	58,669
Consolidated Operating Profit	4,297	5,719	4,666	5,186	4,717	5,930	5,306
Consolidated Ordinary Income	4,228	5,606	4,771	4,940	4,557	6,046	N/A
Net Income for the Year belonging to the Parent Company’s Shareholders	2,569	3,706	1,335	3,635	2,504	3,356	3,557
Consolidated Net Income for the Year per Share (yen)	64.31	87.47	31.34	48.75	32.73	44.28	46.92
Cash Dividends per Share (yen)	55.00	70.00	40.00	35.00	35.00	35.00	35.00

(Unit: one million yen; except as otherwise specified)

(Note 1)

On July 1, 2019, BeNEXT Group has implemented a stock split of one share of common stock at the rate of two shares, but calculated the amount of consolidated net assets per share and consolidated net income for the year per share on the assumption that the stock split was implemented at the beginning of the Fiscal Year ended on June 30, 2018.

(Note 2)

With respect to the operating results and financial position for the last three years, BeNEXT Group has adopted the Japanese GAAP, and YUMESHIN HD has adopted the Japanese GAAP for the fiscal years ended September 30, 2018 and September 30, 2019, and the International Financial Reporting Standards (IFRS) for the fiscal year ending September 30, 2020. However, for the convenience of comparison, the above figures for YUMESHIN HD’s operating results and financial position for the fiscal year ending September 30, 2020 are also presented using the Japanese GAAP.

5.	Status after the Management Integration

Company Surviving the Absorption-Type Merger

(1)	Name	BeNext-Yumeshin Group Co.

(2)	Address	2-14-1 Higashi-shimbashi, Minato-ku, Tokyo, Japan

(3)	Title and Name of the Representative

President and Representative Director Yutaka Nishida

(Current President and Representative Director of BeNEXT Group Inc.)

President and Representative Director Daio Sato

(Current President and Representative Director of YUMESHIN HOLDINGS Co., Ltd.)

(4)	Names of Directors (8 persons)	Kenjiro Ogawa Hiroshi Sato Yoshiyasu Fujii Noriyuki Murai Tomohiro Sakamoto (Outside) Rieko Zamma (Outside) Arata Shimizu (Outside) Hajime Mita (Outside)

(5)	Names of Corporate Auditors (4 persons)	Fujio Shimokawa (Outside) Hirobumi Takahashi (Outside) Toshio Nago (Outside) Hiroaki Rokugawa (Outside)

(6)	Business	Temporary staffing business

(7)	Capital	Not confirmed yet.

(8)	End of Fiscal Year	June

(9)	Net Assets	Not confirmed yet.

(10)	Total Assets	Not confirmed yet.

6.	Outline of Accounting Treatment

Regarding the accounting treatment for the Merger, we plan to apply the “Accounting Standards for Business Combinations” (ASBJ Statement No. 21) and the “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10), and to use the purchase method with BeNEXT Group as the acquiring company.

The amount of goodwill to be generated as a result of the Merger has not yet been determined and will be announced as soon as it is determined.

7.	Future Outlook

The business outlook after the Management Integration will be announced as soon as it becomes clear.

End.